December 20, 2013

Via EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tempur Sealy International, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 1, 2013

Form 10-Q for the Period Ended September 30, 2013

Filed November 8, 2013

File No. 1-31922

Dear Mr. Cash:

This letter sets forth the response of Tempur Sealy International, Inc. (the “Company”) to the comment letter, dated December 11, 2013, of the staff of the Division of Corporation Finance (the “Staff”) to the Company’s Form 10-K for the year ended December 31, 2012, filed February 1, 2013 and Form 10-Q for the period ended September 30, 2013, filed November 8, 2013. In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences.

Form 10-Q for the Period Ended September 30, 2013

Condensed Consolidated Financial Statements

(13) Income Taxes, page 27

1. We note your disclosure on page 27 that the impact of terminating the Bilateral APA program has been considered in your September 30, 2013 estimate of uncertain tax benefits. So that we may more fully understand your accounting for this tax assessment dispute with the Danish Tax Authority, please tell us specifically how you considered this matter in determining your estimate of uncertain tax benefits as of September 30, 2013. Please ensure that your response describes the procedures you undertake on a quarterly basis to develop your estimate for uncertain tax benefits related to this issue. Please also tell us the extent to which your estimate for uncertain tax benefits has changed since December 31, 2012 as a result of this dispute and how you determined the amount of change to your estimate.

Response: On a quarterly basis, the Company assesses each of its uncertain tax positions for new information to determine if any change is required (for example, recognition, derecognition or change in measurement). The Company’s process includes a review of all of its existing tax positions as well as new positions taken. Depending on the tax position, the Company may consult with its legal and tax advisors as necessary. The Company’s judgment in these matters is reviewed with the audit committee as part of the quarterly review process. Changes related to recognition and measurement are supported by an analysis of each respective position to determine whether a triggering event has occurred due to new information. Changes in judgment that result in the subsequent recognition, derecognition or changes in measurement of a tax position that was previously recognized in a prior annual period (including any interest and penalties) are considered discrete events and are recognized in earnings in the period (interim as well as annual) the change occurs. The Company’s process is consistent with ASC 740-10-25-14, which emphasizes that a change in judgment as to recognition or measurement is to be based on new information versus simply changing an interpretation or evaluation of previous information.

Prior to February 2013, the measurement of the Company’s estimate of uncertain tax benefits associated with the Danish tax matter assumed settlement through the Bilateral APA process. Under this process, the Company would be granted correlative relief by the U.S. Internal Revenue Service (“IRS”), pursuant to the mutual agreement procedures outlined in tax treaty between the U.S. and Denmark, for any settlement paid to the Danish Tax Authority (“SKAT”). The inclusion of correlative relief in the Company’s estimate of its uncertain tax position resulted in a reduction of the Company’s ultimate tax exposure as it avoided double taxation between the U.S. and Denmark. In February 2013, at a meeting to discuss the Company’s Bilateral APA, the IRS and SKAT concluded that a mutually acceptable agreement on the Danish tax matter could not be reached. As a result, the Bilateral APA process was terminated.

In accordance with ASC 740, management of the Company believes the termination of the Bilateral APA process represents a “triggering event” which requires the Company to re-assess the measurement of the uncertain tax position. As a result of the termination of the Bilateral APA process, ultimate settlement of the Danish tax matter will now take place through the Danish court system. When a taxpayer opts to litigate an issue in court, the resulting final determination is not granted correlative relief. Consistent with the requirements of ASC 740-10-25-15, the impact of the decision to terminate the Bilateral APA and the resulting impact of losing correlative relief was recognized in earnings in the 2013 first quarter, the period the change occurred. Other than the related interest associated with the passage of time, no adjustments to the estimate of uncertain tax benefits for the Danish tax matter were made in either the 2013 second or third quarters, based on each of the Company’s quarterly evaluations of the position.

(17) Guarantor/non-Guarantor Financial Information, page 31

2. Your supplemental condensed consolidated balance sheet on page 36 indicates that nearly 80% of your consolidated long-term debt is attributable to your combined guarantor subsidiaries with the remainder attributed to the parent company. However, this does not seem consistent with the amount of interest expense allocated to your combined guarantor subsidiaries for the three and nine months ended September 30, 2013. Please tell us the reason for this apparent discrepancy.

Response: The Company’s presentation of Interest expense, net within the Supplemental Consolidated Statements of Income and Comprehensive Income includes interest and related financing costs with respect to the Company’s third party debt as well as interest activity associated with intercompany notes between Tempur Sealy International, Inc. (referred to as the “Ultimate Parent”) and various subsidiary companies. Tempur Sealy International, Inc. (Ultimate Parent) maintains notes payable to certain Combined Guarantor Subsidiaries which are recorded within “Due to affiliates” in the Supplemental Condensed Consolidated Balance Sheets. This results in affiliate interest expense. The Combined Guarantor Subsidiaries record affiliate interest income. To provide additional clarity to the users of these supplemental statements, in future filings, beginning with the Company’s December 31, 2013 Annual Report on Form 10-K, the Company will modify the presentation of Interest expense, net recorded on the Supplemental Consolidated Statements of Income and Comprehensive Income. The disaggregated amounts for the three and nine months ended September 30, 2013 are presented below to provide further clarification.

For the three months ended September 30, 2013:

	Tempur Sealy International, Inc. (Ultimate Parent)	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Third party interest expense, net	$6.7	$17.5	$0.4	$—	$24.6
Affiliate interest expense (income), net	8.0	(8.6)	0.6	—	—

Interest expense, net	$14.7	$8.9	$1.0	$—	$24.6

For the nine months ended September 30, 2013:

	Tempur Sealy International, Inc. (Ultimate Parent)	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Third party interest expense, net	$20.8	$66.1	$1.3	$—	$88.2
Affiliate interest expense (income), net	24.6	(25.5)	0.9	—	—

Interest expense, net	$45.4	$40.6	$2.2	$—	$88.2

Exhibits 31.1, 31.2, and 32.1

3. We note that the management certifications included within your Forms 10-Q for the periods ended June 30, 2013 and September 30, 2013 make reference to the former name of your company. Please ensure that your future filings, beginning with your Form 10-K for the year ended December 31, 2013 correctly reference the current name of your company.

Response: The Company acknowledges the Staff’s comment and will ensure that its future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2013, will correctly reference Tempur Sealy International, Inc., the current name of the Company.

In providing these responses, the Company confirms the following:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (859) 455-1221 or John R. Utzschneider of Bingham McCutchen LLP at (617) 951-8852.

Sincerely,

/s/ Dale E. Williams
Dale E. Williams

cc:	John R. Utzschneider (Bingham McCutchen LLP)